Exhibit 99.1
ERMENEGILDO ZEGNA GROUP RECORDS DOUBLE-DIGIT REVENUE GROWTH IN Q2 2026 WITH ACCELERATING DTC MOMENTUM1
•Q2 2026 Group revenues increased +10.3% year‑on‑year (YoY) to €517.1 million and +11.0% on an organic basis, reflecting sequential acceleration across all brands, with ZEGNA leading the Group’s performance.
•By Brand: ZEGNA brand revenues rose to €324.3 million up +16.9% YoY and +16.5% organic. Thom Browne revenues were in line with Q2 2025, with a +2.7% organic growth, while TOM FORD FASHION grew +4.5% YoY and +7.1% organic.
•By Channel: DTC grew to €410.9 million, +16.4% YoY and +17.3% organic, with all three brands delivering double-digit growth, reflecting the Group's strategic decision to prioritize a retail-first business model and direct customer engagement.
•By Geography: all regions delivered solid growth, led by the Americas, with Greater China Region further strengthening in the quarter.
•H1 2026 Group revenues reached €987.3 million, +6.4% year‑on‑year (YoY) and +9.3% on an organic basis.2
July 23, 2026 – MILAN—(Business Wire)—Ermenegildo Zegna N.V. (NYSE:ZGN) (the “Company” and, together with its consolidated subsidiaries, the “Ermenegildo Zegna Group” or the “Group”) today announced unaudited revenues of €987.3 million in H1 2026, +6.4% YoY from €927.7 million in H1 2025 (+9.3% organic). In the second quarter, revenues reached €517.1 million, +10.3% YoY (+11.0% organic).
Ermenegildo “Gildo” Zegna, Executive Chairman of the Ermenegildo Zegna Group, commented: “I am particularly proud to report 11% organic growth in the Group’s revenues in the past quarter, with sequential acceleration across all our brands. This performance reflects the strength of our client-centric model, with Direct-to-Consumer revenues up 17% organically in the quarter and all brands delivering double-digit growth. ZEGNA continued to deepen client engagement with a milestone VILLA ZEGNA event in Los Angeles in June, following a model developed over time on an authentic legacy and supported by our unique Italian Filiera. I am equally encouraged by the performance of Thom Browne and TOM FORD FASHION. Their results confirm that the actions underway follow the right trajectory, although we are conscious that it is still the beginning of the journey and we must remain patient to see progress over time.
As we move through the rest of the year, we remain determined and disciplined to invest in the right priorities to deliver on our ambitions.”

1 Throughout this press release, revenues for the second quarter of 2026 and 2025 and for the first half of 2026 and of 2025 are unaudited.
2 Revenues on an organic growth basis (organic or organic growth) and on a constant currency basis (constant currency), are non-IFRS financial measures. Constant currency growth is calculated excluding foreign exchange. Organic growth is calculated excluding (a) foreign exchange and (b) acquisitions & disposals. Please see the non-IFRS financial measures section starting on page 7 of this press release for the definition and reconciliation of non-IFRS financial measures.

Revenues Analysis for the Six and Three Months Ended June 30, 2026

REVENUES BY BRAND AND PRODUCT LINE (Unaudited)

	H1 2026 vs H1 2025				Q2 2026 vs Q2 2025
(€ thousands, except percentages)	2026	2025	%	Organic	2026	2025	%	Organic
ZEGNA brand	634,573	570,409	11.2%	13.9%	324,281	277,493	16.9%	16.5%
Thom Browne	123,106	129,154	(4.7%)	(0.1%)	64,940	64,931	0.0%	2.7%
TOM FORD FASHION	156,817	152,715	2.7%	6.4%	89,090	85,237	4.5%	7.1%
Textile	67,012	67,061	(0.1%)	(0.3%)	35,800	37,140	(3.6%)	(3.2%)
Other (1)	5,782	8,351	(30.8%)	(30.3%)	3,004	4,068	(26.2%)	(25.9%)
Total revenues	987,290	927,690	6.4%	9.3%	517,115	468,869	10.3%	11.0%
________________________________________
(1)Other mainly includes revenues from agreements with third party brands.

In Q2 2026, revenues for the ZEGNA brand were €324.3 million, compared to €277.5 million in Q2 2025, +16.9% YoY and +16.5% organic, in sequential acceleration driven by strong DTC performance across all regions.
In Q2 2026, revenues for Thom Browne amounted to €64.9 million, in line with Q2 2025 (+2.7% organic), with positive organic growth in the DTC channel partially offset by the ongoing rationalization of the wholesale channel.
In Q2 2026, revenues for TOM FORD FASHION amounted to €89.1 million, compared to €85.2 million in Q2 2025, +4.5% YoY (+7.1% organic), with a solid performance of the DTC channel reflecting the success of the Spring/Summer collections.
In Q2 2026, Textile revenues were €35.8 million, compared to €37.1 million in Q2 2025, -3.6% YoY (-3.2% organic). Other revenues, which mainly include revenues from sales to third party brands3, were €3.0 million in Q2 2026, compared to €4.1 million in Q2 2025, -26.2% YoY (-25.9% organic).
3 Includes revenues from the sale of finished products (Ready-to-Wear) to luxury brands outside the group, with which we have long term supply relationships.

REVENUES BY DISTRIBUTION CHANNEL (Unaudited)

	H1 2026 vs H1 2025				Q2 2026 vs Q2 2025
(€ thousands, except percentages)	2026	2025	%	Organic	2026	2025	%	Organic
Direct to Consumer (DTC)
ZEGNA brand	573,256	504,501	13.6%	16.3%	300,968	253,706	18.6%	18.4%
Thom Browne	102,697	92,639	10.9%	18.0%	51,833	46,351	11.8%	16.0%
TOM FORD FASHION	106,827	100,895	5.9%	11.3%	58,059	52,844	9.9%	13.1%
Total Direct to Consumer (DTC)	782,780	698,035	12.1%	15.8%	410,860	352,901	16.4%	17.3%
As a percentage of branded products (1)	86%	82%			86%	83%
Wholesale branded
ZEGNA brand	61,317	65,908	(7.0%)	(4.5%)	23,313	23,787	(2.0%)	(3.2%)
Thom Browne	20,409	36,515	(44.1%)	(43.6%)	13,107	18,580	(29.5%)	(29.3%)
TOM FORD FASHION	49,990	51,820	(3.5%)	(2.8%)	31,031	32,393	(4.2%)	(2.6%)
Total Wholesale branded	131,716	154,243	(14.6%)	(13.3%)	67,451	74,760	(9.8%)	(9.5%)
As a percentage of branded products	14%	18%			14%	17%
Textile	67,012	67,061	(0.1%)	(0.3%)	35,800	37,140	(3.6%)	(3.2%)
Other (2)	5,782	8,351	(30.8%)	(30.3%)	3,004	4,068	(26.2%)	(25.9%)
Total revenues	987,290	927,690	6.4%	9.3%	517,115	468,869	10.3%	11.0%
________________________________________
(1)Branded products refer to the products sold under the three brands that the Group operates, through the DTC or wholesale branded distribution channels.
(2)Other mainly includes revenues from agreements with third party brands.

DTC Revenues Analysis

In Q2 2026, DTC revenues were €410.9 million, compared to €352.9 million in Q2 2025, +16.4% YoY (+17.3% organic), with double-digit organic growth across all brands.
ZEGNA DTC revenues were €301.0 million, +18.6% YoY (+18.4% organic), in sequential acceleration driven by double-digit organic growth in all the geographic areas, led by the Americas. GCR reported a sequential improvement in the quarter, and performance in the Rest of APAC continued to strengthen. In EMEA, Europe continued to perform strongly, while Middle East recorded a positive performance during the quarter despite the initial impact of the conflict in the region. At June 30, 2026, ZEGNA counted 279 directly operated stores (DOS), stable compared to the first quarter.
Thom Browne DTC revenues were €51.8 million, +11.8% YoY (+16.0% organic), with a strong momentum driven by the Americas, Korea and Japan. At June 30, 2026, Thom Browne had 128 DOS, with 3 net openings in the second quarter including Chicago and Vancouver.
TOM FORD FASHION DTC revenues were €58.1 million, +9.9% YoY (+13.1% organic), driven by continued growth in the Americas and Rest of APAC, supported by the strong reception of the Spring/Summer collection. At June 30, 2026, TOM FORD FASHION had 67 DOS, with 1 net closure in the second quarter of a boutique in China.
Wholesale Branded Revenues Analysis
In Q2 2026, wholesale branded revenues (excluding Textile and Other) were €67.5 million, compared to €74.8 million in Q2 2025, -9.8% YoY (-9.5% organic), reflecting the Group’s strategic decision to focus on the DTC channel.
ZEGNA wholesale revenues were €23.3 million, -2.0% YoY (-3.2% organic), consistent with the decision to focus on a retail-first business model based on exclusive customer experiences.

Thom Browne wholesale revenues were €13.1 million, -29.5% YoY (-29.3% organic). This performance is the result of i) the continued streamlining of the channel, which is becoming less significant for the brand, in line with a retail-first strategy implementation, and ii) the conversion of the distribution in Hong Kong.
TOM FORD FASHION wholesale revenues were €31.0 million, -4.2% YoY (-2.6% organic). The decline, reflecting the Group's retail-first strategy, was partially mitigated by a favorable phasing of deliveries during the quarter.
REVENUES BY GEOGRAPHIC AREA (Unaudited)

	H1 2026 vs H1 2025				Q2 2026 vs Q2 2025
(€ thousands, except percentages)	2026	2025	%	Organic	2026	2025	%	Organic
EMEA (1)	329,978	328,908	0.3%	1.5%	177,113	174,819	1.3%	1.6%
Americas (2)	302,348	262,714	15.1%	19.8%	165,320	137,743	20.0%	21.8%
Greater China Region	236,106	223,101	5.8%	6.8%	111,976	99,841	12.2%	8.6%
Rest of APAC (3)	117,550	111,508	5.4%	13.6%	62,050	55,658	11.5%	19.3%
Other (4)	1,308	1,459	(10.3%)	(9.0%)	656	808	(18.8%)	(17.5%)
Total revenues	987,290	927,690	6.4%	9.3%	517,115	468,869	10.3%	11.0%
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.
EMEA (33% of the Group’s H1 revenues) recorded revenues of €177.1 million in Q2, +1.3% YoY (+1.6% organic), with robust DTC growth across all three brands, partially offset by the negative performance of the wholesale channel. Middle East was positive in the second quarter.
Americas (31% of the Group’s H1 revenues) recorded revenues of €165.3 million in Q2, +20.0% YoY (+21.8% organic). The strong performance was supported by double-digit growth in the DTC channel across all brands.
GCR (24% of the Group’s H1 revenues) recorded revenues of €112.0 million in Q2, +12.2% YoY (+8.6% organic), with an acceleration in the performance versus Q1.
Rest of APAC (12% of the Group’s H1 revenues) recorded revenues of €62.1 million in Q2, +11.5% YoY (+19.3% organic), driven by solid growth in all markets, especially in Korea and Japan.
Group Monobrand(1) Store Network at June 30, 2026

	At June 30, 2026				At December 31, 2025				At June 30, 2025
Stores	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group
EMEA	78	12	12	102	79	10	12	101	81	9	12	102
Americas	78	36	16	130	76	35	14	125	75	32	13	120
Greater China Region	72	37	11	120	74	36	12	122	77	39	13	129
Rest of APAC	51	43	28	122	53	42	28	123	53	40	28	121
Total Direct to Consumer (DTC)	279	128	67	474	282	123	66	471	286	120	66	472
EMEA	39	2	14	55	41	4	16	61	41	5	16	62
Americas	58	1	44	103	57	1	46	104	58	1	46	105
Greater China Region	7	6	—	13	9	9	—	18	11	10	—	21
Rest of APAC	5	4	3	12	5	4	3	12	5	5	1	11
Total Wholesale	109	13	61	183	112	18	65	195	115	21	63	199
Total	388	141	128	657	394	141	131	666	401	141	129	671
________________________________________
(1)Monobrand store count includes our DOSs (which are divided into boutiques and outlets) and our Wholesale monobrand stores (including also monobrand franchisees).

***

Conference Call
As previously announced, today, at 8:00 a.m. ET (2:00 p.m. CET), the Group will host a live webcast and conference call available at the following:
Dial in
Italy: +39 800 909 780
United States: +1 585 542 9983
United Kingdom: +44 117 389 0104
Meeting ID: 896361261
Webcast link: https://events.q4inc.com/attendee/896361261
An online archive of the broadcast will be available on the website shortly after the live call and will be available for twelve months.
UPCOMING EVENTS
Next financial releases

•September 3, 2026: H1 2026 Unaudited Financial Results
•October 22, 2026: Q3 2026 Unaudited Revenues
About Ermenegildo Zegna Group
Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE:ZGN) is a global luxury company with a leading position in the high-end menswear business. Through its three complementary brands, the Group reaches a wide range of communities and market segments across the high-end fashion industry, from ZEGNA’s timeless luxury to the modern tailoring of Thom Browne, to seductive elegance with TOM FORD FASHION. The Ermenegildo Zegna Group is internationally recognized for its unique Filiera, owned and controlled by the Group, which is made up of the finest Italian textile producers fully integrated with unique luxury manufacturing capabilities, to ensure superior excellence, quality and innovation capacity. The Ermenegildo Zegna Group has more than 7,200 employees and recorded revenues of €1.92 billion in 2025.

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Contacts

Paola Durante, Chief of External Relations and Sustainability
Alice Poggioli, Investor Relations Director

ir@zegna.com / corporatepress@zegna.com
***
Forward Looking Statements
This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In particular, statements regarding future financial performance and the Group’s expectations as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek”, “aspire,” “goal,” “outlook,” “guidance,” “forecast,” “prospect” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the recognition, integrity and reputation of our brands; our ability to anticipate trends and to identify and respond to new and changing consumer preference; international business, regulatory, social and political risks; political instability, geopolitical tensions, acts of terrorism, civil unrest or armed conflicts, including the ongoing conflicts in Ukraine and the Middle East, and the imposition of sanctions; restrictions on trade and the imposition of tariffs among countries; our ability to implement our strategy; recent and potential future acquisitions; risks related to the sale of our products through our direct-to-consumer channel; risks related to our wholesale channel, including as concerns points of sale operated by third parties, the risk of insolvency of our wholesale customers, and our dependence on our local partners to sell our products in certain markets; fluctuations in the price or quality of, or disruptions in the availability of, raw materials; our ability to negotiate, maintain or renew our license or co-branding agreements with high end third party brands; disruption to our manufacturing and logistics facilities, as well as our directly operated stores; existing or future disputes, proceedings or litigation; tourist traffic and demand; our dependence on certain key senior personnel as well as skilled personnel; pandemics or other public health crises; our ability to protect our intellectual property rights; any malfunction or disruption in our information technology and networks, including as a result of cybercrime; the theft or unauthorized use of personal information of our customers, employees or other parties; future sales of our securities in the public market; volatility in our share price; global economic conditions and macro events, including inflation; changes in, or failures to comply with, applicable laws and regulations, or actions taken by regulatory authorities; fluctuations in currency exchange rates or interest rates; credit risk; the high level of competition in the industry in which we operate; climate change and other environmental impacts and our ability to meet our customers’ and other stakeholders’ expectations on environment, social and governance matters; the enactment of tax reforms or other changes in tax laws and regulations; and other risks and uncertainties, including those described in our filings with the SEC.
Most of these factors are outside the Company’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of the Company as of the date of this communication. Subsequent events, factors and developments may cause that view to change, and it is not possible to assess the impact of such event, factor or development on the Company’s and the Group’s business. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.

***

Appendix

REVENUES BY SEGMENT (Unaudited)

	H1 2026 vs H1 2025				Q2 2026 vs Q2 2025
(€ thousands, except percentages)	2026	2025	%	Organic	2026	2025	%	Organic
Zegna	724,265	660,319	9.7%	11.9%	373,369	327,026	14.2%	13.9%
Thom Browne	123,106	129,462	(4.9%)	(0.3%)	64,940	65,080	(0.2%)	2.4%
Tom Ford Fashion	156,819	152,715	2.7%	6.4%	89,092	85,237	4.5%	7.1%
Intersegment eliminations	(16,900)	(14,806)	n.m.(*)	n.m.	(10,286)	(8,474)	n.m.	n.m.
Total revenues	987,290	927,690	6.4%	9.3%	517,115	468,869	10.3%	11.0%
________________________________________
(*) Throughout this section “n.m.” means not meaningful.

Intersegment eliminations include revenues from products that the Textile and Other product lines (included in the Zegna segment) sell to the Group’s brands.
Non-IFRS Financial Measures

The Group’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: revenues on a constant currency basis (Constant Currency) and revenues on an organic growth basis (organic or organic growth). The Group’s management believes that these non-IFRS financial measures provide useful and relevant information regarding the Group’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of the Group with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which the Group operates, the financial measures that the Group uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS Accounting Standards. A definition, explanation of relevance and a reconciliation of each non-IFRS financial measure to the most directly comparable measure calculated and presented in accordance with IFRS Accounting Standards are set out below.
Revenues on a constant currency basis (Constant Currency)

In addition to presenting our revenues on a current currency basis, we also present certain revenue information on a constant currency basis (Constant Currency), which excludes the effects of foreign currency translation from our subsidiaries with functional currencies different from the Euro.
We calculate Constant Currency revenues by applying the current period average foreign currency exchange rates to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.

We use revenues on a Constant Currency basis to analyze how our underlying revenues have changed between periods independent of the effects of foreign currency translation.

Revenues on a Constant Currency basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the impact of foreign currency translation provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.
Revenues on an organic growth basis (organic or organic growth)

In addition to presenting our revenues on a current currency basis, we also present certain revenue information on an organic growth basis (organic or organic growth). Organic growth is calculated as the change in revenues from period to period, excluding the effects of (a) foreign exchange and (b) acquisitions and disposals.

In calculating organic growth, the following adjustments are made to revenues:

(1)Foreign exchange – Current period average foreign currency exchange rates are used to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.
(2)Acquisitions and disposals – Revenues generated by businesses and operations acquired in the current year are excluded. Revenues generated by businesses and operations acquired in the prior year are excluded from the current year for the same period that corresponds to the pre-acquisition period in the prior year. Additionally, where a business or operation was a customer prior to an acquisition, the related pre-acquisition revenues are excluded from the current and prior periods. Revenues generated by businesses and operations disposed of in the current year or prior year are excluded from both periods as applicable.

We believe the presentation of revenues on an organic basis is useful to better understand and analyze the underlying change in the Group’s revenues from period to period on a consistent perimeter and constant currency basis.

Revenues on an organic basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the effects of (a) foreign exchange and (b) acquisitions and disposals provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

The tables below show a reconciliation of reported revenue performance to Constant Currency, excluding the effects of foreign exchange, and to organic performance, which excludes also acquisitions and disposals, by segment, by brand and product line, by distribution channel and by geographic area for the six months ended June 30, 2026 compared to the six months ended June 30, 2025 (H1 2026 vs H1 2025) and for the three months ended June 30, 2026 compared to the three months ended June 30, 2025 (Q2 2026 vs Q2 2025).

Segment

	H1 2026 vs H1 2025
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	Organic
Zegna	9.7%	(2.2%)	11.9%	—%	11.9%
Thom Browne	(4.9%)	(4.6%)	(0.3%)	—%	(0.3%)
Tom Ford Fashion	2.7%	(3.7%)	6.4%	—%	6.4%
Total	6.4%	(2.9%)	9.3%	—%	9.3%

	Q2 2026 vs Q2 2025
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	Organic
Zegna	14.2%	0.2%	14.0%	0.1%	13.9%
Thom Browne	(0.2%)	(2.6%)	2.4%	—%	2.4%
Tom Ford Fashion	4.5%	(2.6%)	7.1%	—%	7.1%
Total	10.3%	(0.8%)	11.1%	0.1%	11.0%

Brand and product line

	H1 2026 vs H1 2025
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	Organic
ZEGNA brand	11.2%	(2.7%)	13.9%	—%	13.9%
Thom Browne	(4.7%)	(4.6%)	(0.1%)	—%	(0.1%)
TOM FORD FASHION	2.7%	(3.7%)	6.4%	—%	6.4%
Textile	(0.1%)	0.2%	(0.3%)	—%	(0.3%)
Other	(30.8%)	(0.5%)	(30.3%)	—%	(30.3%)
Total	6.4%	(2.9%)	9.3%	—%	9.3%

	Q2 2026 vs Q2 2025
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	Organic
ZEGNA brand	16.9%	0.3%	16.6%	0.1%	16.5%
Thom Browne	—%	(2.7%)	2.7%	—%	2.7%
TOM FORD FASHION	4.5%	(2.6%)	7.1%	—%	7.1%
Textile	(3.6%)	(0.4%)	(3.2%)	—%	(3.2%)
Other	(26.2%)	(0.3%)	(25.9%)	—%	(25.9%)
Total	10.3%	(0.8%)	11.1%	0.1%	11.0%

Distribution channel

	H1 2026 vs H1 2025
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	Organic
Direct to Consumer (DTC)
ZEGNA brand	13.6%	(2.8%)	16.4%	0.1%	16.3%
Thom Browne	10.9%	(7.1%)	18.0%	—%	18.0%
TOM FORD FASHION	5.9%	(5.4%)	11.3%	—%	11.3%
Total Direct to Consumer (DTC)	12.1%	(3.8%)	15.9%	0.1%	15.8%
Wholesale branded
ZEGNA brand	(7.0%)	(1.3%)	(5.7%)	(1.2%)	(4.5%)
Thom Browne	(44.1%)	(0.5%)	(43.6%)	—%	(43.6%)
TOM FORD FASHION	(3.5%)	(0.7%)	(2.8%)	—%	(2.8%)
Total Wholesale branded	(14.6%)	(0.8%)	(13.8%)	(0.5%)	(13.3%)
Textile	(0.1%)	0.2%	(0.3%)	—%	(0.3%)
Other	(30.8%)	(0.5%)	(30.3%)	—%	(30.3%)
Total	6.4%	(2.9%)	9.3%	—%	9.3%

	Q2 2026 vs Q2 2025
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	Organic
Direct to Consumer (DTC)
ZEGNA brand	18.6%	—%	18.6%	0.2%	18.4%
Thom Browne	11.8%	(4.2%)	16.0%	—%	16.0%
TOM FORD FASHION	9.9%	(3.2%)	13.1%	—%	13.1%
Total Direct to Consumer (DTC)	16.4%	(1.0%)	17.4%	0.1%	17.3%
Wholesale branded
ZEGNA brand	(2.0%)	1.9%	(3.9%)	(0.7%)	(3.2%)
Thom Browne	(29.5%)	(0.2%)	(29.3%)	—%	(29.3%)
TOM FORD FASHION	(4.2%)	(1.6%)	(2.6%)	—%	(2.6%)
Total Wholesale branded	(9.8%)	(0.1%)	(9.7%)	(0.2%)	(9.5%)
Textile	(3.6%)	(0.4%)	(3.2%)	—%	(3.2%)
Other	(26.2%)	(0.3%)	(25.9%)	—%	(25.9%)
Total	10.3%	(0.8%)	11.1%	0.1%	11.0%

Geographic area

	H1 2026 vs H1 2025
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	Organic
EMEA (1)	0.3%	(1.2%)	1.5%	—%	1.5%
Americas (2)	15.1%	(4.7%)	19.8%	—%	19.8%
Greater China Region	5.8%	(1.0%)	6.8%	—%	6.8%
Rest of APAC (3)	5.4%	(8.2%)	13.6%	—%	13.6%
Other (4)	(10.3%)	(1.3%)	(9.0%)	—%	(9.0%)
Total	6.4%	(2.9%)	9.3%	—%	9.3%
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

	Q2 2026 vs Q2 2025
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	Organic
EMEA (1)	1.3%	(0.5%)	1.8%	0.2%	1.6%
Americas (2)	20.0%	(1.8%)	21.8%	—%	21.8%
Greater China Region	12.2%	3.6%	8.6%	—%	8.6%
Rest of APAC (3)	11.5%	(7.8%)	19.3%	—%	19.3%
Other (4)	(18.8%)	(1.3%)	(17.5%)	—%	(17.5%)
Total	10.3%	(0.8%)	11.1%	0.1%	11.0%
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

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